 Exhibit 99.7

CONSENT OF DAVID W. RENNIE

I, David W. Rennie, P.Eng., do hereby consent to the public filing of the report titled “Technical Report on the New Afton Mine, British Columba, Canada” dated March 23, 2015 (the “Technical Report”) prepared for New Gold Inc. (“New Gold”). I also consent to any extracts from, or the summary of, the Technical Report in the Annual Information Form of New Gold dated March 27, 2015 (“AIF”).

I certify that I have read the AIF and that it fairly and accurately represents the information in the Technical Report.

Date: March 27, 2015

/s/ David W. Rennie

David W. Rennie, P.Eng.